UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Repsol YPF, S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

76026T205

(CUSIP Number)

Javier Malagón Navas
Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.
Paseo de la Castellana 81, 20th Floor
28043 Madrid
Spain
011-34-91-537-8172

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

June 14, 2006

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 6 Pages

CUSIP No.76026T205	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Bilbao Vizcaya Argentaria, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Not applicable.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Not applicable.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* BK
      *See response to Items 3.
2 of 6 Pages

   Item 1. Security and Issuer

     Banco Bilbao Vizcaya Argentaria, S.A. hereby amends and supplements its Report on Schedule 13D, originally filed on April 9, 1997 (as heretofore amended by Amendment No. 1 thereto filed on February 24, 2000, the “Schedule 13D”) with respect to the purchase of Ordinary Shares of Common Stock, €1.00 par value per share (the “Shares”) of Repsol YPF, S.A. a Spanish corporation (the “Company”). Unless otherwise indicated, capitalized terms used in this Amendment No. 2 (the “Amendment”), but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

   Item 2. Identity and Background.

     Item 2 of the schedule 13D is hereby amended and supplemented by the following information:

     The person filing this statement is Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), whose principal business office is located at Paseo de la Castellana 81, 20th floor, 28043 Madrid, Spain. The names, addresses, occupations and citizenship of the executive officers and directors of BBVA are set forth on Annex A hereto.

   Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

     Since the filing of Amendment No. 1 to the Schedule 13D on February 24, 2000 through June 14, 2000, BBVA has disposed of substantially all of the Shares of the Company that it beneficially owned.

   Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

     On June 14, 2006, BBVA disposed of substantially all of the Shares of the Company that it heretofore beneficially owned.

     Except as set forth in this Amendment, BBVA does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     The response set forth in Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

     On June 14, 2006, BBVA disposed of substantially all of the Shares of the Company that it heretofore beneficially owned. This disposal was effected through the settlement of a series of equity swaps. As a result of the series of transactions described above, BBVA ceased to be a beneficial owner of 5% or more of the outstanding Shares of the Company and accordingly, this statement on Schedule 13D is hereby terminated and this Amendment constitutes the final amendment thereto.

     Except as set forth in this Item 5(a), none of BBVA or any other person controlling BBVA beneficially owns any Shares.

     The response set forth in Item 5(b) of the Schedule 13D is hereby amended and supplemented by the following information:

     As a result of the transactions described above, BBVA, pursuant to Rule 13d-3 under the Exchange Act, does not have the power to vote or to direct the vote, or to dispose or direct the disposition of any Shares.

3 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2006

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagón Navas

	Name:	Javier Malagón Navas
	Title:	Authorized Representative of Banco
Bilbao Vizcaya Argentaria, S.A.

4 of 6 Pages

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF BBVA

     The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of BBVA. Unless otherwise indicated, the business address of each such person is c/o Banco Bilbao Vizcaya Argentaria, S.A. at Plaza de San Nicolás 4, 48005 Bilbao, Spain, and and all the directors and executive officers are citizens of the Kingdom of Spain except for Richard C. Breeden who is a citizen of the United States of America.

DIRECTORS OF BBVA	PRESENT PRINCIPAL
OCCUPATION

Francisco González Rodríguez	Chairman and Chief Executive Officer
BBVA.

José Ignacio Goirigolzarri Tellaeche	President and Chief Operating Officer
BBVA.

Tomás Alfaro Drake	Director of Business Management and
Administration and Business Sciences
programs at Universidad Francisco de
Vitoria.

Juan Carlos Álvarez Mezquíriz	Managing Director, Grupo Eulen;
Director, Bodegas Vega Sicilia, S.A.

Richard C. Breeden	Chairman, Richard C. Breeden & Co.

Ramón Bustamante y de la Mora	Director, Ctra. Inmo. Urba. Vasco-
Aragonesa, S.A.

José Antonio Fernández Rivero	Director of BBVA.

Ignacio Ferrero Jordi	Chairman, Nutrexpa, S.A. Director La
Piara S.A.; Director Lladró Comercial
S.A.

Román Knörr Borrás	Chairman, Carbónicas Alavesas, S.A.;
Director, Mediasal 2000, S.A. and
President of the Alava Chamber of
Commerce.

Ricardo Lacasa Suárez	Director of BBVA and Chairman of the
Audit and Compliance Committee.

Carlos Loring Martínez de Irujo	Director of BBVA.

José Maldonado Ramos	Director and General Secretary BBVA.

Enrique Medina Fernández	Director and Secretary, Sigma Enviro,
S.A.

Susana Rodríguez Vidarte	Dean of Deusto “La Comercial”
University since 1996.

Telefónica, S.A.	General Director Telefónica S.A.
Represented by Mr. Angel Vilá Boix

5 of 6 Pages

EXECUTIVE OFFICERS OF BBVA	PRESENT EMPLOYMENT

José María Abril Pérez	Wholesale and Investment Banking.

Eduardo Arbizu Lostao	Head of Legal Department.

Ángel Cano Fernández	Human Resources and Services.

Manuel González Cid	Finance Division.

Manuel Méndez del Río	Risks.

Vitalino Nafría Aznar	Retail Banking Spain and Portugal.

Ignacio Sánchez-Asiaín Sanz	South America.

José Sevilla Álvarez	Head of the Office of the Chairman.

Javier Ayuso Canals	Corporate Communications.

Javier Bernal Dionis	Business Development and Innovation—
Retail Banking Spain and Portugal.

José María García Meyer-Dohner	USA.

Jaime Guardiola Romojaro	Mexico.

Juan Asúa Madariaga	Smes and Large Companies.

Jose Barreiro Hernández	Global Operations.

Vicente Rodero Rodero	Comercial Banking Spain.

6 of 6 Pages